

04045530

**SEVERN TRENT**

ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

08 October 2004

RECEIVED

2004 OCT 18  A 10: 35

OFFICE OF INTERNAL
CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line  44 121 722 4935
Direct Fax   44 121 722 4290
Our Ref  GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

PROCESSED

OCT 1 9 2004

THOMSON
FINANCIAL

**Gemma Knowles**
**Company Secretarial Assistant**

Encl.

*dw 10/19*

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | Severn Trent Plc | | Mr M R Wilson |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | In respect of the spouse of the Director named in (2) above | | Mrs C S Wilson |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | Mrs C S Wilson | | Re-investment of dividend in Maxi ISA |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 36 | | 0.0000104% | | N/A | | N/A |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | Ordinary share of 65 $^{5/19}$ pence each | | £8.825 | | 1 October 2004 | | 7 October 2004 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 10,640 | | 0.003% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|
| | | | |

| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
|---|---|---|---|
| | | | |

| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
|---|---|---|---|
| | | | Mr David Chettle – 0121 722 4543 |

| 25. | Name and signature of authorised company official responsible for making this notification |
|---|---|
| | Peter P Davies (Company Secretary) |
| | Date of notification ____7 October 2004_____ |